SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-4471

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

SAVINGS PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC DIVISION, ROCHESTER REGIONAL JOINT BOARD ON BEHALF OF ITSELF AND OTHER REGIONAL JOINT BOARDS

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XEROX CORPORATION

45 GLOVER AVENUE

P.O. BOX 4505

NORWALK, CONNECTICUT 06856-4505

REQUIRED INFORMATION

The Savings Plan of Xerox Corporation and The Xerographic Division, Rochester Regional Joint Board on Behalf of Itself and other Regional Joint Boards (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan at December 31, 2012 and 2011 and for the year ended December 31, 2012, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99-1 and incorporated herein by reference.

EXHIBITS

Exhibit Number	Description

99-1	Financial Statements and Schedule of the Plan at December 31, 2012 and 2011 and for the year ended December 31, 2012

99-2	Consent of Independent Registered Public Accounting Firm

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC DIVISION, ROCHESTER REGIONAL JOINT BOARD ON BEHALF OF ITSELF AND OTHER REGIONAL JOINT BOARDS

/S/ LAWRENCE M. BECKER
LAWRENCE M. BECKER

ON BEHALF OF THE JOINT ADMINISTRATIVE BOARD, PLAN ADMINISTRATOR

Norwalk, Connecticut

Date: June 21, 2013